UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  May 28, 2007                        /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                           NEWS RELEASE - MAY 28, 2007

             DEFINITIVE AGREEMENT ON LAGUNA GOLD PROJECT FINALIZED;
                  PLANNING AND PERMITTING FOR DRILLING UNDERWAY

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that through its subsidiary, Recursos de los Andes S.A.C., the definitive agreement (the
"Agreement") proposed in the letter of intent has now been signed with Chancadora Centauro S.A.C. This Agreement dated May 22, 2007 is an option to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru. The Project surrounds the currently producing Quicay gold mine. Amera has filed applications for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 20,050 hectares.

Additionally, planning for the Phase I drill program are currently underway. Exploration crews have been in the field ground-checking and prioritizing drill targets and the project database has been upgraded. Now that the definitive agreement has been registered, the Company will be proceeding immediately with requesting the necessary permits to commence drilling.

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit operated by Chancadora Centauro S.A.C. Amera's primary target on the Laguna Project is buried high sulphidation gold or polymetallic deposits.

Under the terms of the Agreement, Amera may earn up to a 90% interest in the Laguna Property. An initial 51% interest may be earned by incurring US$650,000 in work expenditures and option payments of US$900,000 over two years. Amera may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within five years after the exercise of the initial option. To earn the additional 39% Amera must also complete work expenditures of USD$1,350,000 (in the aggregate) over a period of three years.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 10